[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

February 23, 2018

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Funds, Inc.
File Nos. 033-16905 and 811-05309

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on February 8, 2018, regarding the registration statement filed on Form N-1A for Nuveen Investment Funds, Inc. (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 22, 2017, which relates to Nuveen Small Cap Select Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments.

GENERAL COMMENT

COMMENT 1

Please provide the ticker symbol for Class R6 shares on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

The ticker symbol has been added to the cover pages and has been updated on EDGAR.

PROSPECTUS

COMMENT 2 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Footnote 5 to the “Annual Fund Operating Expenses” table states that other expenses are estimated for the current fiscal year for Class R6 shares. Please explain supplementally why the Fund expects the expenses for Class R6 shares to be materially different from other share classes.

RESPONSE TO COMMENT 2

The expenses for Class R6 shares are estimated for the current fiscal year because Class R6 shares are not subject to sub-transfer agent and similar fees. Consequently, the expenses for Class R6 shares are estimated by taking the expenses for Class I shares and subtracting sub-transfer agent and similar fees based on a recent calculation of such fees.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm supplementally that the Fund believes that the numbers in the “Example” table accurately reflect the fees of the various share classes in its calculations.

RESPONSE TO COMMENT 3

Management confirms that the numbers in the “Example” table accurately reflect the fees of the various share classes in its calculations.

COMMENT 4 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES — ETFS AND OTHER INVESTMENT COMPANIES

Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies do not exceed 0.01% of the average net assets of the Fund. Otherwise, please include the appropriate line item in the “Annual Fund Operating Expenses” table.

RESPONSE TO COMMENT 4

Management confirms that the fees and expenses incurred indirectly by the Fund as a result of investing in other investment companies do not exceed 0.01% of the average net assets of the Fund.

COMMENT 5 — HOW YOU CAN BUY AND SELL SHARES — WHAT SHARE CLASSES WE OFFER — CONTINGENT DEFERRED SALES CHARGES

Please confirm supplementally that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

RESPONSE TO COMMENT 5

Management confirms that all of the information regarding sales charge waivers required by Item 12(a)(2) of Form N-1A is described in the prospectus, except for the information required by Items 17(d) and 23(b) of Form N-1A.

COMMENT 6 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

In the first paragraph, please include disclosure that the sales charge for Class T shares may be waived.

RESPONSE TO COMMENT 6

As stated in the appendix to the prospectus, currently there are no intermediaries offering sales charge waivers for Class T shares. To the extent such waivers are made available in the future, the relevant disclosure will be added to this section.

COMMENT 7 — HOW YOU CAN BUY AND SELL SHARES — HOW TO REDUCE YOUR SALES CHARGE

Under the “CDSC Waivers and Reductions” section, please confirm that the intermediaries referenced in the seventh and eighth bullets are listed in the appendix to the prospectus or remove these bullets.

RESPONSE TO COMMENT 7

The situations described in the two referenced bullets are available to shareholders through any intermediary under the circumstances described. Because the waivers are not limited to only a certain intermediary or intermediaries, no intermediaries are listed in the appendix to the prospectus with respect to these waivers. Consequently, management respectfully declines to make the requested revision.

COMMENT 8 — HOW YOU CAN BUY AND SELL SHARES — SPECIAL SERVICES

Please confirm that the disclosure under the “Reinstatement Privilege” section is current.

RESPONSE TO COMMENT 8

The first sentence of this section has been revised to state: “If you redeem Class A, Class C or Class I shares, you may reinvest all or part of your redemption proceeds up to one year later without incurring any additional charges.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 9 — INVESTMENT POLICIES AND TECHNIQUES

The first sentence of the second paragraph under the “Lending of Portfolio Securities” section states that “the Fund will receive collateral in the form of cash, U.S. government securities or other high-grade debt obligations.” Collateral can only be in the form of cash, U.S. government securities and irrevocable bank standby letters of credit that are not issued by the Fund’s bank lending agent. Please provide the rationale for including other high-grade debt obligations.

RESPONSE TO COMMENT 9

The first two sentences of the second paragraph under the “Lending of Portfolio Securities” section have been revised to state: “In these loan arrangements, the Fund will receive cash collateral equal to at least 102% of the value of the securities loaned as determined at the time of loan origination. If the market value of the loaned securities increases, the borrower must furnish additional collateral to the lending Fund.”

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren